FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For February 13, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated February 13, 2008

2.

Material Change Report dated February 13, 2008 (re: February 13/08 news release)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  February 13, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Appoints Chief Financial Officer

Vancouver, BC – February 13, 2008:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today announced the appointment of Bassam Moubarak to the position of Chief Financial Officer, replacing current interim Chief Financial Officer, Tony Ricci.  Mr. Ricci, who has served as Petaquilla’s interim Chief Financial Officer since November 2006, will continue with the Company in an advisory capacity working closely with Mr. Moubarak to ensure a seamless transition.

Before joining the Company, Mr. Moubarak held the position of Senior Manager with the public accounting firm of Deloitte & Touche, where he led audits of public companies and oversaw SOX 404 implementations. Prior to Deloitte & Touche, he was responsible for audits of companies in both the public and private sectors with Grant Thornton LLP.  His expertise covers corporate financial reporting, designing financial processes and controls, and risk management.

Mr. Moubarak holds an Economics degree from Simon Fraser University and is a Chartered Accountant.

The Company is delighted that Mr. Moubarak with his experience in auditing large public mining companies, Sarbanes-Oxley compliance and corporate tax has joined the Petaquilla team and also wishes to thank Tony Ricci for serving as the Company’s interim Chief Financial Officer while the Company conducted its search for a full time Chief Financial Officer.

About Petaquilla Minerals –  Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

February 13, 2008

Item 3.

News Release

The Company’s news release dated February 13, 2008, was disseminated by Marketwire, Incorporated on February 13, 2008.

Item 4.

Summary of Material Change

The Company announced the appointment of Bassam Moubarak to the position of Chief Financial Officer.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated February 13, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Appoints Chief Financial Officer

Vancouver, BC – February 13, 2008:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today announced the appointment of Bassam Moubarak to the position of Chief Financial Officer, replacing current interim Chief Financial Officer, Tony Ricci.  Mr. Ricci, who has served as Petaquilla’s interim Chief Financial Officer since November 2006, will continue with the Company in an advisory capacity working closely with Mr. Moubarak to ensure a seamless transition.

Before joining the Company, Mr. Moubarak held the position of Senior Manager with the public accounting firm of Deloitte & Touche, where he led audits of public companies and oversaw SOX 404 implementations. Prior to Deloitte & Touche, he was responsible for audits of companies in both the public and private sectors with Grant Thornton LLP.  His expertise covers corporate financial reporting, designing financial processes and controls, and risk management.

Mr. Moubarak holds an Economics degree from Simon Fraser University and is a Chartered Accountant.

The Company is delighted that Mr. Moubarak with his experience in auditing large public mining companies, Sarbanes-Oxley compliance and corporate tax has joined the Petaquilla team and also wishes to thank Tony Ricci for serving as the Company’s interim Chief Financial Officer while the Company conducted its search for a full time Chief Financial Officer.

About Petaquilla Minerals –  Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.